Exhibit 6
CORPORATE GOVERNANCE
Corporate Governance Regulation
The Board of Directors and management believe that a strong, effective, independent Board plays a crucial role in protecting the interests of stakeholders and maximizing the value they receive from their investment in the Bank. The Board is committed to meeting high standards of corporate governance in all aspects of the Bank’s affairs.
     The Bank’s corporate governance practices are regulated on a number of levels and by many different parties. Our corporate governance practices meet or exceed the standards set out in the guidelines and rules of the Bank Act and those of the Canadian Securities Administrators (“CSA”), which include Multilateral Instrument 52-110, Multilateral Instrument 52-109, National Policy 58-201 and National Instrument 58-101. Our practices also comply with applicable requirements of the New York Stock Exchange (“NYSE”) and the Sarbanes-Oxley Act of 2002 (“SOX”), including applicable rules of the U.S. Securities and Exchange Commission (“SEC”). The Bank is not required to comply with most of the NYSE corporate governance rules (the “NYSE Corporate Governance Rules”). However, except as summarized in the Corporate Governance section of the Bank’s website at www. scotiabank.com, the Bank’s corporate governance practices do not differ significantly from the NYSE Corporate Governance Rules.
     The Corporate Governance Policies and the committee charters are available in the Corporate Governance section of the Bank’s website at www.scotiabank.com and in print to any shareholder who requests a copy from the Secretary of the Bank. Additional information on the Bank’s Audit and Conduct Review Committee, including a copy of its charter and descriptions of its members and their applicable education and experience, can be found in Exhibit 1, the Bank’s Annual Information Form under the heading “The Bank’s Audit and Conduct Review Committee” and in Schedule “A” thereto.
Director Independence
     The Bank is committed to complying with all applicable laws, rules and regulations related to the status of its Directors. The Board has approved Director Independence Standards (the “Independence Standards”) which provide a framework for the Board to assess any material relationships of the Directors with the Bank. The Independence Standards reflect the applicable independence requirements set out by the CSA and the NYSE. The Board’s Independence Standards form part of the Bank’s Corporate Governance Policies and the text of the Independence Standards can be found in the Corporate Governance section of the Bank’s website and are attached below. The Board annually reviews the independence of the Directors against the Independence Standards. In assessing Director independence, the Board considers all relevant facts and circumstances, including the relationships of the non-management Directors, their spouses, children, principal business affiliations and others to the Bank. To assist the Board with its determination, all Directors annually complete a detailed questionnaire about their business relationships and shareholdings. Also, each year, all Directors must certify their compliance with the Bank’s Guidelines for Business Conduct, which include the requirement for Directors to declare any material interest in matters coming before the Board.

     Fourteen of fifteen, or 93.3%, of the Bank’s current Directors are independent, as defined under the Independence Standards, including the Chairman of the Board, Mr. Arthur R.A. Scace.
     The following Directors are independent: Ronald A. Brenneman, C.J. Chen, N. Ashleigh Everett, John C. Kerr, The Honourable Michael J.L. Kirby, Laurent Lemaire, John T. Mayberry, The Honourable Barbara J. McDougall, Elizabeth Parr-Johnston, Alexis E. Rovzar, Arthur R.A. Scace, Paul D. Sobey, Allan C. Shaw and Barbara S. Thomas.
     As of December 6, 2007, Richard E. Waugh was the only Director determined by the Board of Directors to be non-independent due to his position as President and Chief Executive Officer. Mr. Waugh was also determined to be affiliated under the Bank Act (Canada) due to his management position.
Director Independence Standards
A majority of the Bank’s directors are independent, as required by Canadian Securities Administrators’ National Policy 58-201 — Corporate Governance Guidelines and the current NYSE listed company corporate governance rules. To be considered independent under these rules, the Board must determine that a director has no direct or indirect material relationship with the Bank. A material relationship is a relationship that could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s judgement independent of management. The rules permit the Board to adopt categorical standards in making its independence determinations. The standards adopted by the Board are reproduced below. Definitions and interpretation of terms in the standards are in accordance with applicable source rules and regulations, as amended from time to time. In applying these standards, the Board broadly considers all relevant facts and circumstances.
1.	A director will not be independent if:
•	the director is, or has been within the last three years, an employee or executive officer of the Bank or a subsidiary, or an immediate family member of the director is, or has been within the last three years, an executive officer of the Bank or a subsidiary;

•	the director has received, or an immediate family member of the director has received for service as an executive officer, during any twelve-month period within the last three years, more than the lesser of Cdn$75,000 and US$100,000 in direct compensation from the Bank or a subsidiary, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

•	(a) the director or an immediate family member of the director is a current partner of a firm that is the Bank’s or a subsidiary’s internal or external auditor; (b) the director is a current employee of such firm; (c) an immediate family member of the director is a current employee of such a firm and participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or (d) the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the Bank’s or a subsidiary’s audit within that time;

•	the director or an immediate family member of the director, is, or has been within the last three years, employed as an executive officer of another company where any of the Bank’s or a subsidiary’s present executive officers at the same time serves or served on that company’s compensation committee;

•	the director is currently an employee, or an immediate family member of the director is currently an executive officer, of a company that has made payments to, or received payments from, the Bank or a subsidiary for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of US$1 million or 2% of such other company’s consolidated gross revenues (with the exception that contributions to tax exempt organizations shall not be considered payments for this purpose); or

•	the director is “affiliated” with the Bank as that term is used in the Affiliated Persons (Banks) Regulations made under the Bank Act (Canada).
An “immediate family member” includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares the person’s home.
2.	In addition to satisfying the independence standards set forth above, members of the audit committee must satisfy the following additional independence requirements:
•	An audit committee member may not accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Bank or any subsidiary, other than compensation in his or her capacity as a member of the Board or any committee or any fixed amount of compensation under a retirement plan (including deferred compensation) for prior service with the Bank (provided such compensation is not contingent in any way on continued service);

•	An audit committee member may not be an “affiliated” person of the Bank or any subsidiary, as defined in applicable Canadian and U.S. securities laws.
Whether directors meet these categorical independence standards will be reviewed and will be made public annually prior to their standing for re-election to the Board. The Board will examine relationships such as the nature of the director’s banking, lending or other business dealings with the Bank or a director’s role in a charitable organization which has received a certain level of contributions from the Bank. For relationships not covered by the standards in section 1 above, the determination of whether the relationship is material, and therefore whether the director would be independent, will be made by the directors who satisfy those standards. The Bank will disclose the basis for any Board determination that a relationship is immaterial despite the fact that it does not meet the categorical standards set forth above.